

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Mr. Michael A. Smerklo
Chief Executive Officer
ServiceSource International, LLC
634 Second Street
San Francisco, California 94107

> **Re:** **ServiceSource International, LLC**
> **Registration Statement on Form S-1**
> **Filed December 20, 2010**
> **File No. 333-171271**

Dear Mr. Smerklo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A. Please note that this information must be included prior to any circulation of the preliminary prospectus. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

2. Please provide us with any additional gatefold information, if applicable, such as pictures, graphics, or artwork that will be included in the prospectus.

3. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority contact us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements, of this offering.

Prospectus Summary, page 1

4. Please revise this section to limit the information to a brief overview of the key aspects of the offering. For example, currently the information presented under the heading "Our Solution" is presented verbatim in the Business section beginning on page 73. Please also balance your discussion of your competitive advantages with a prominent discussion of material recent developments, including the termination by Oracle of your contracts with Sun Microsystems. Refer to Item 503(a) of Regulation S-K.

5. Please revise your document to discuss your business operations using plain English and without relying on technical business terminology or jargon. Specifically, please eliminate jargon entirely in your summary, and avoid using it in other sections unless you first explain its meaning in a clear and concise manner. Refer to Rule 421(b) of Regulation C. For additional guidance, please also refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999), sample comment 14. While not intended as an exhaustive list, we note the following descriptions and phrases in your Prospectus Summary:

   - "our integrated solution consists of a suite of cloud applications,"

   - "our integrated solution consist of a suite of purpose-built cloud applications,"

   - "follow an optimized sales process,"

   - "comparative and prescriptive analytics,"

   - "continue to … monetize cloud applications," and

   - "drive operating leverage by developing …"

6. Throughout your filing you include factual statements for which you do not provide a source for the information or you indicate that the source of the information is based upon management's belief or Gartner, Inc. With respect to factual statements for which you have not provided a source, please indicate whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. While not intended as an exhaustive list, we noted the following statements in this regard:

   - "representing over $5 billion in service revenue opportunity under management."

   - "Service revenue has become increasingly important for technology companies…"

- "[w]e believe the complexity of effective service revenue management, coupled with underinvestment in this area has led to suboptimal renewal rates on service contracts."

- "costs associated with delivering maintenance, support and subscription services by our customers are relatively fixed…"

- "[w]e believe that we have more service revenue opportunity under management and more service revenue performance data than any other third-party provider."

- "One large technology company reported approximately 90% in gross margin from support and updates revenue compared to 43% gross margin for license and product revenue for its fiscal year 2010."

   Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide the source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. In preparing your materials for submission to us, please ensure that it will be apparent to us how the materials support the corresponding statements in your document, including the submission of any necessary supporting schedules setting forth your analysis of the source material. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

7. Throughout your prospectus, including in the last sentence under the heading "Overview" on page 1, you state that "[a]s of September 30, 2010, [you] managed over 90 engagements across more than 50 customers, representing over $5 billion in service revenue opportunity under management." Please revise the name of this metric so that the name is more descriptive and clearly conveys to investors that the $5 billion service revenue opportunity rests with your clients and not with you. To the extent you elect to retain disclosure of service revenue opportunity under management, please place this metric in context by providing disclosure of your close rate and/or the actual value of qualified end customer contracts delivered.

8. We note your statement on page two of the prospectus summary, and elsewhere in your prospectus, that you "have generated a meaningful increase in the average renewal rate for these engagements." Please quantify this increase or provide context for your use of the term "meaningful" so that investors can understand your use of this relative term.

Selected Risk Factors, page 4

9. We note your disclosure in your risk factor "The loss of one or more of our key customers could slow our revenue growth or cause our revenue to decline" on page 15 that your largest customer, Sun Microsystems, accounted for 17% and 24% of your

revenue for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, as well as your disclosure that your contracts with Sun Microsystems were terminated effective September 30, 2010. Please revise the penultimate bullet under this heading to reference the loss of your largest customer.

10. Please revise to include among the bulleted list of selected risk factors, disclosure regarding the concentration of ownership among your existing officers, directors and their affiliates upon the closing of the offering and their ability to determine substantially all matters requiring stockholder approval.

Our quarterly results of operations may fluctuate as a result of…", page 12

11. This risk factor appears to state a fact rather than a material risk to your business. In addition, this risk factor and your risk factor "Our share price may be volatile, and you may be unable to sell your shares at or above the offering price" on page 27 appear to contain many duplicative bullets. Please delete this risk factor, revise it or combine it with your risk factor "Our share price may be volatile, and you may be unable to sell your shares at or above the offering price."

"We may choose to sell subscriptions to our cloud applications separately…", page 20

12. Inasmuch as you disclose on page 44 of your prospectus that subscriptions to your cloud applications make up an insignificant portion of your revenue, please revise this risk factor to explain why it is a material risk or delete it.

"Changes in the U.S. and foreign legal and regulatory environment…", page 23

13. The opening sentences of the first and third paragraphs under this risk factor are identical. The third paragraph concludes that changes in certain regulations "pose a significant risk" to your company, but does not discuss why. Please revise this risk factor to clearly describe the material risk and why it applies to your operations.

"No public market for our common stock currently exists, and an active …", page 28

14. Please reconcile your disclosure in the second sentence of this risk factor indicating that your common stock has been approved for listing on The Nasdaq Global Market with disclosure elsewhere in your prospectus, including on the cover page, indicating that you intend to apply for listing on that market.

Forward Looking Statements, page 32

15. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information

contained in the filing.  Accordingly, please revise your disclosure in the last paragraph under this heading.

Selected Consolidated Financial Data, page 38

16. We note you have made cash distributions to your equity holders in 2007, 2008 and the nine months ended September 30, 2010 in the aggregate amounts of $5.1 million, $5.2 million, and $2.5 million, respectively. In this regard, please provide cash distribution/dividend per common share data in this table. Refer to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

17. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or to result in your liquidity decreasing or increasing in any material way. In this regard, given that your service revenue opportunity under management appears to have a direct impact on your operating results, in responding to this comment, please provide the following additional disclosures:

   • To the extent you elect to retain disclosure of your service revenue opportunity under management, please quantify service revenue opportunity under management for the periods for which you provide financial statements to provide investors with insight into this metric and its impact on your revenue and results of operations;

   • To the extent you elect to retain disclosure of your service revenue opportunity under management, please quantify for the periods for which you provide financial statements your close rate and/or the actual value of qualified end customer contracts delivered to provide investors with insight into this metric and its impact on your revenue and results of operations as well as context for your service revenue opportunity under management metric;

   • Provide a more specific and comprehensive discussion regarding how period-to-period changes in your key business metrics may impact your results of operations, financial condition and liquidity, particularly in light of the recent termination effective September 30, 2010 by Oracle of your contracts with your largest customer, Sun Microsystems;

   • Please also provide information about the quality and variability of your cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance, again, particularly in light of the recent termination effective September 30, 2010 by Oracle of your contracts with your largest customer, Sun Microsystems; and

• Please discuss whether you expect your financial position to remain at its current level or to increase or decrease.

In responding to this comment, please also revise your disclosure to address:

• Economic or industry-wide factors relevant to your company; and

• Any other additional material opportunities, challenges and risks in the short and long term and the actions you are taking to address them.

Refer to Item 303 of Regulation S-K and our Release No. 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.

Basis of Presentation, page 44

18. We note from your disclosure that you allocate certain costs and expenses for facilities and information technology and depreciation, including amortization of internal-use software associated with your service revenue technology platform and cloud applications. It appears these costs and expenses have been allocated to cost of revenue and various major operating expenses line items. With a view to enhance transparency, please disclose in more detail the nature of the costs and expenses being allocated to costs of services line item, the basis of their allocation and the component amounts for all periods presented. Please also consider providing similar disclosure in a footnote to the financial statements.

Results of Operations, page 46

19. We note you report segment information based on the management approach and have identified the following three reportable segments: (1) North American and Latin America, (2) Europe, Middle East and Africa, and (3) Asia Pacific Japan. With a view to provide a more integrated discussion and a better understanding of the performance of your underlying businesses, please expand to provide an operating result discussion by reportable segments to the extent possible without duplication.

Liquidity and Capital Resources, page 56

20. Please disclose whether you have any material commitments for capital expenditures relating to the next twelve months. Refer to Item 303(b)(1)(iii) of Regulation S-K.

Contractual Obligations and Commitments, page 59

21. Please disclose scheduled interest payments presently due on your term loan obligations of $16.8 million.  It does not appear you have reflected the interest obligations in the table.  Refer to Item 303(a)(5) of Regulation S-K.

Stock-Based Compensation, page 61

22. We note your disclosure of your common stock valuation with respect to stock option grants up to the latest grant date of December 16, 2010. Please update this section in a future amendment to include a discussion of any significant factors contributing to the difference between the latest valuation and the estimated IPO price, when it is available.

Business, page 70

23. To the extent applicable, please revise this section consistent with our comments to your Prospectus Summary.

24. Please revise to add disclosure of the general development of your company during the past five years.  Refer to Item 101(a) of Regulation S-K.

25. Please revise to provide the geographic information required by Item 101(d) of Regulation S-K.

Our Competitive Advantages, page 74

26. Due to the size of your print, your graphics on pages 74 and 76 are difficult to read. While retaining your disclosure, please provide it in a more readable format.  Refer to Rule 420 of Regulation C.

Management, page 83

27. Please revise the descriptions of the business experience of your directors to discuss in greater detail the specific experience, qualifications, attributes, or skills that led to the conclusion that he should serve as one of your directors in light of your business and structure. If material, these disclosures should cover more than the past five years, including information about each person's particular areas of expertise or other relevant qualifications. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 92

28. Based on your disclosure throughout this section, it appears that you benchmark elements of your compensation.  You refer to various groups of companies from pages

93-95.  Throughout your disclosure under this heading, you also refer to your "peer companies" without disclosing the names of these companies.  Please tell us whether you benchmark compensation or whether you instead reviewed or considered broad-based third-party survey for a more general purpose than benchmarking compensation.  If you engage in benchmarking in setting these amounts, please identify the benchmark and its components (including component companies), pursuant to Item 402(b)(2)(xiv) of Regulation S-K.  For additional guidance, please also refer to Question and Answer 118.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations (July 3, 2008) available on our website at www.sec.gov.

## Employment Agreement and Potential Payments upon Termination or Change-in-Control, page 106

## Employment Agreements, page 106

## Charles D. Boynton, page 109

29. Please file as exhibits to your registration statement the employment agreement as well as the separation of employment agreement, in each case, with Mr. Boynton.  Refer to Item 601(b)(10) of Regulation S-K.

## Certain Relationships and Related Party Transactions, page 117

30. Please provide the disclosure required by Item 404(a) of Regulation S-K regarding your cash distributions to your equityholders to fund their tax obligations or tell us why it is not appropriate to do so.

## Underwriters, page 131

31. We note your disclosure on page 134 regarding indemnification among you, the selling stockholders and the underwriters.  Please revise your discussion to provide a description of the provisions of the underwriting agreement regarding indemnification by the registrant of the underwriters.  Refer to Item 508(g) of Regulation S-K.

## Notes to Consolidated Financial Statements

## Note 4.  Pro Forma Information, pages F-16

32. We note your disclosures on page 35 that you may be required to make cash distributions to your existing equity holders to fund their tax obligations with respect to the quarterly period ended December 31, 2010 and a portion of 2011 prior to the conversion from LLC to Corporation and that they would be made within 90 days after the end of 2010 and within 90 days after the conversion.  In this regard, please tell us and disclose the reasonably possible contingent distribution amounts or range of

amounts to be made to the extent material. Please revise to provide similar disclosures on page 35.

33. Please provide pro forma tax information on the face of the historical financial statements to give effect to the conversion from LLC to Corporation upon the IPO.

34. Please clarify for us and in your disclosures if the cash distributions will be coming out of the proceeds of the offering. If so, please revise pro forma earnings per share data to give effect to the number of shares whose proceeds would be necessary to pay the distribution to the extent that it exceeds the current year earnings and the use of proceeds section accordingly.

Note 7.  Long-Term Debt, page F-20

Term Loan and Revolving Credit Facility, page F-20

35. We note your disclosure that the company obtained a waiver from the requirement to make certain principal payments in 2010.  Please file the waiver as an exhibit to your registration statement or tell us why you think it is not necessary to do so.

36. Please tell us if the terms of term loan and revolving credit facility include any restrictions on dividend distributions.  If so, please disclose the restrictions accordingly.

Part II, page II-1

Item 16.  Exhibits and Financial Statement Schedules, page II-2

37. Please ensure that you file complete copies of all of your exhibits, including all exhibits, attachments and schedules to these documents, or tell us why it is not appropriate for you to do so.  In this regard, we note that you have omitted the Schedules to your Limited Liability Company Agreement filed as Exhibit 3.3.

Item 17.  Undertakings, page II-2

38. Please provide the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.
        Via Facsimile